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                                                              Exhibit 99.(a)(11)

The New Grant Program (the Stock Option Exchange Program) is Now Closed.

         The Entrada Networks, Inc. offer to eligible employees to exchange eligible outstanding options has now expired. The outstanding current options properly tendered for exchange by eligible employees have been accepted. Pursuant to the offer, eligible employees tendered for exchange outstanding current options to purchase approximately 1,404,233 shares of our common stock. Those options have now been cancelled pursuant to the Offer to Exchange. On the terms and conditions set forth in the Offer to Exchange, we will grant new options to those eligible employees no sooner than six months and one day from July 31, 2002. We currently anticipate that we will grant new options on February 2, 2003. The exercise price of the new options will be the 4:00 p.m. Eastern Time closing sales price of our common stock as reported on the Nasdaq SmallCap Market or other market on which our common stock is traded on the replacement grant date.